MANAGEMENT DISCUSSION AND ANALYSIS
PERIOD ENDING JUNE 30, 2011

1.1 Date

The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the “Company”) is for the quarter ending June 30, 2011 and includes information up to August 10, 2011 (the “Report Date”). The MD&A should be read in conjunction with the Company’s audited financial statements and related notes to the financial statements for the period ended December 31, 2010, and the unaudited financial statements dated June 30, 2011. All amounts are expressed in Canadian dollars unless otherwise stated.

Forward-Looking Statements And Risks Notice

This Management’s Discussion and Analysis is a review of the Company’s operations and financial position as at and for the period ended June 30, 2011, and plans for the future based on facts and circumstances as of August 10, 2011. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forward-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cashflow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would, might, and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s operations, no material adverse change in the market price of commodities and exchange rates, that the volatility in the Company’s share price and such other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to: risks inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environmental risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management’s Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

1.2 Overall Performance

The Company is a Canadian mineral exploration company focused on its Turnagain Nickel property in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The claims are contiguous, and as of the date of this report, cover an area of approximately 33,220 hectares. All of the property claims have had assessment work applied to them to keep them in good standing until at least Dec 1, 2018.

During the first half of 2011, the Company focused on metallurgical testwork designed to test the potential for a marketable nickel concentrate to be produced. Initial results from the nickel concept testwork have been encouraging (see news releases dated November 1, 2010, January 5, 2011, February 9, 2011 and March 16, 2011). The newly developed metallurgical regime is capable of producing smelter quality concentrate with nickel grades above 15% and MgO grades below 8% while maintaining nickel recoveries similar to previous recoveries with standard equipment and reagents. To determine the effect this will have across the complete deposit, additional variability testwork has been started with the first phase of this work completed. The report on this work is anticipated to be completed shortly. The second phase of the variability work which includes several confirmation tests and larger bulk composites has been started.

Several larger scale locked cycle tests were completed to produce approximately 1.7kg of concentrate to provide product to smelters as possible end-users of the concentrate. Final concentrate assays and reporting is pending.

In addition, AMC Mining Consultants (Canada) Ltd has been contracted to update the April 2010 Wardrop Preliminary Assessment (PA). The updated PA is expected to model a standard open pit mine and mill and standard flotation to produce a concentrate for sale to smelters. Completion of the updated PA is currently targeted for the fourth quarter of 2011.

In January 2011, the Company contracted Quantitative Group Pty Limited to complete a review of the geological and metallurgical factors controlling metallurgical recoveries for the Turnagain deposit and provide recommendations for the development of a geometallurgical model. A preliminary draft of this report was received on March 11, 2011. The Company is in the process of reviewing their draft report.

In June 2011, the Company contracted Frontier Geosciences Inc to complete a 1.5 x 2.8 km ground magnetic survey over the “DJ-DB” area of the Turnagain ultramafic. The survey is intended to assist in identifying potential platinum and palladium mineralization controlling structures in the area. The actual field work has been completed with the draft of the report being written.

The Company also has a 100% interest in six other mineral properties in the vicinity of the Turnagain property including the Eagle Lime, Dease Lime, Wheaton Lime, Sawtooth, Sabu and Lenore claims.

In October 2010, the Company acquired by staking, the Eagle Lime claim. The property is located west of the Turnagain property and covers part of the older Lime 2 claim previously owned by the Company. There was no work completed on this property during the first half of 2011 (2010 - $Nil).

In July 2009, the Company acquired, by staking, the Dease Lime claims located 15 km east of the town of Dease Lake. There was no work completed on this property during the first half of 2011 (2010 - $Nil).

In November 2009, the Company acquired, by map staking, the Wheaton Lime claims located 22 km southwest of the Turnagain property. There was no work completed on this property during the first half of 2011 (2010 - $Nil).

In October 2010, the Company acquired, by map staking, the Sawtooth and Sabu claims located 120 km northeast of Smithers, British Columbia. There was no work completed on these properties during the first half of 2011 (2010 - $Nil).

In May 2011, the Company acquired, by staking, the Lenore claim located 30 km south of the town of Dease Lake. Preliminary reconnaissance prospecting was carried out in July on this property.

The Company relies on equity financings to fund its operations. During three months ended June 30, 2011, the Company issued an aggregate of 340,500 common shares through share purchase warrant exercises for cash proceeds of $132,491. At June 30, 2011, the Company’s working capital was $1,718,180.

1.3 Selected Annual Information

	Dec 31 2008	Dec 31 2009	Dec 31 2010
Total Revenues	0	0	0
Income (Loss)[1] before other income & taxes	(2,524,141)	(1,238,438)	(1,464,046)
Net Income (Loss)	(1,958,267)[2]	(1,477,538)[3]	(1,219,520)[4]
Net Income (Loss) per share	($0.03)	($0.02)	($0.02)
Total Assets	31,637,006	30,920,228	33,941,040
Total Liabilities	549,444	1,104,730	893,678
Resource Properties written-down or written off in year	44,662	6,527	-

1The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
2The Net loss in 2008 differs from the Loss due to a future income tax recovery and interest income.
3The Net loss in 2009 differs from the Loss due to a future income tax expense and interest income.
4The Net loss in 2010 differs from the Loss due to a write-down of equipment, future income tax recovery and interest income.

1.4 Results from Operations

General and Administrative - During the three months ended June 30, 2011 (“Q2 2011”), the Company incurred a net loss of $544,588 ($0.01 per share) compared to a net loss of $430,972 ($0.01 per share) in June 2010. The administrative expenses for Q2 2011 were $552,958, up from $473,804 from the same period of 2010. Total administrative expenses includes two non-cash expenses, the first non-cash expense is amortization which charges the cost of equipment against earnings over its useful life, these amounts were $2,662 and $3,369 in Q2 2011 and Q2 2010, respectively. The second non-cash expense is stock-based compensation to recognize the fair value of stock options granted and vested; these amounts were $264,359 in Q2 2011 and $170,965 in Q2 2010. Excluding these items, the Q2 2011 administrative expenses were $285,934 down from $299,470 in Q2 2010. Investor relations expenses in Q2 2011 were $64,807 (Q2 2010: $56,600), an increase of $8,207 or 15% due primarily from the participation in a nickel conference in China. Travel and promotion expenses in Q2 2011 were $44,341 (Q2 2010: $69,444), a decrease of $25,103 or 36% primarily from the cut backs in the number of investment conferences the Company participated in. Office and general expenses in Q2 2011 were $82,815 (Q2 2010: $77,178), an increase of $5,637 or 7%. In general, there were no other areas in Q2 2011 with significant increases or decreases compared to the second quarter of 2010. Excluding amortization and stock based compensation, the total general and administrative expenses for Q2 2011 were approximately $96,000 per month compared to $100,000 per month in Q2 2010. During Q2 2011, the Company earned $8,370 from interest income (Q2 2010: $42,832), a decrease of $34,462 primarily from interest received in Q2 2010 from the Canada Revenue Agency for the British Columbia Mining Exploration Tax Credit refund of $1,159,383 for taxation years 2002 - 2008.

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Exploration - During the three months ended June 30, 2011, the Company incurred exploration expenses of $545,818 on the Turnagain property (Q2 2010: $301,435). This $244,383 increase of exploration expenses was primarily from costs incurred on metallurgical testwork designed to test the potential for a marketable nickel concentrate and increased engineering costs incurred for updating the April 2010 Wardrop Preliminary Assessment. The exploration expenses for Q2 2011 were approximately $182,000 per month compared to $101,000 per month in Q2 2010.

1.5 Summary of Quarterly Results - see attached table on page 7.

1.6 Liquidity and 1.7 Capital Resources

At June 30, 2011, the Company had working capital of $1,718,180 compared to working capital of $3,042,602 as at December 31, 2010. Accounts payable and accrued liabilities at June 30, 2011 were $146,034. The Company’s budget for administration and the exploration program for the fiscal year ending December 31, 2011 is approximately $2.75 million. As of the date of this report, the Company has sufficient funds for the planned program and for general corporate purposes for the fiscal year ending December 31, 2011. Should the Company expand the 2011 exploration program, the Company may need to raise additional funds through further equity issuances.

1.8 Off Balance sheet arrangements – N/A

1.9 Transactions with Related Parties

During the three months ended June 30, 2011, the Company incurred and paid $359,913 in salaries, fees, and stock option awards with directors, officers, senior executives or companies controlled by them (Q2 2010: $109,500), and increase of $250,413 or 229% primarily from stock based compensation of $224,913 not incurred in Q2 2010. Excluding stock-based compensation, the amount for Q2 2011 was $135,000 as compared to $109,500 for Q2 2010, an increase of $25,500 or 23% primarily from the metallurgical and mine development consulting fees from two non-independent Directors not previously incurred in Q2 2010. Additional deferred exploration expenses of $37,500 relate to amounts paid to one senior executive for project management, infrastructure and socioeconomic project development for the Turnagain property, the same amount was charged in Q2 2010. These services were billed to the Company at standard industry rates. Management fees aggregating $66,000 were paid during the quarter to the President, Chief Financial Officer and the Corporate Secretary which were the same for Q2 2010. During the three months ended June 30, 2011, the Company incurred $6,000 in director fees, the same amount was charged in Q2 2010.

1.10 Fourth Quarter – N/A

1.11 Proposed Transactions - N/A

1.12 Critical Accounting Estimates

As at June 30, 2011, the Company’s financial statements reflect an asset “Deferred Exploration Costs” with a balance of $31,082,594. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

1.13 Changes in Accounting Policies Including Initial Adoption

Adoption of International Financial Reporting Standards

Effective January 1, 2011 the Company replaced Canadian generally accepted accounting principles (“GAAP”) with International Financial Reporting Standards (“IFRS”). For comparative purposes, accounts for the quarters ending March 31, 2010, June 30, 2010, September 30, 2010 and the year ending December 31, 2010 will be restated in accordance with IFRS.

1.14 Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash and cash equivalents are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Significant areas requiring the use of management estimates include the determination of qualifying expenditures for refundable and non-refundable mining tax credits and the timing of receipt of refundable mining tax credits. Changes in interpretation of the relevant legislation and rules governing these mining tax credits may result in adjustments to the credits recorded in the statements as well as the timing of receipt of these mining tax credits.

Currency Risk

The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments.

The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place as at or during the three months ended June 30, 2011 and as at and during the year ended December 31, 2010.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at June 30, 2011 and December 31, 2010, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at June 30, 2011 and December 31, 2010.

1.15 Other

Capital Management

The Company identifies capital as share capital, cash and cash equivalents, recoverable taxes and mining tax credits that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company’s President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of June 30, 2011, the President and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s President and the Chief Financial Officer are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with National Instrument 52-109. These internal controls over financial reporting were effective as at June 30, 2011. There have been no changes in these controls during the second quarter of 2011 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

(a) additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.HardCreekNickel.com

(b) at June 30, 2011, the Company had 77,330,160 common shares issued. The Company had 7,514,500 stock options outstanding, with exercise prices ranging from $0.30 to $2.80, a weighted average exercise price of $0.47 and a weighted average life of 3.36 years. In addition, 5,463,000 share purchase warrants were outstanding, with a weighted average exercise price of $0.33 and a weighted average life of 1.48 years.

Summary of outstanding share data as of June 30, 2011.

		Weighted Average
		Price	Life in Years
Issued shares	77,330,160
Options	7,514,500	$0.47	3.36
Warrants	5,463,000	$0.33	1.48
Fully Diluted	90,307,660

Summary of outstanding share data as of August 10, 2011.

		Weighted Average
		Price	Life in Years
Issued shares	77,330,160
Options	7,664,500	$0.47	3.20
Warrants	5,463,000	$0.33	1.36
Fully Diluted	90,457,660

1.5 SUMMARY OF QUARTERLY RESULTS

	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011
	CDN GAAP	CDN GAPP	CDN GAPP	CDN GAAP	CDN GAPP	CDN GAAP	IFRS	IFRS

Total Revenues	0	0	0	0	0	0	0	0
Income (loss)	(191,789)	(358,958)	(264,685)	(430,972)	(259,559)	(462,386)	(623,061)	(544,588)
Net Income (loss)	(191,789)	(620,746)[5]	(264,685)	(430,972)	(259,559)	(264,304)[6]	(623,061)	(544,588)
Basic & diluted earnings (loss) per share	(.00)	(.01)	(.00)	(.01)	(.00)	(.01)	(.01)	(.01)
Deferred Exploration Expense – British Columbia properties	725,272	691,859	594,242	301,435	536,976	520,184	414,710	545,818

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5 The Net Income in the fourth quarter of 2009 reflects a year end adjustment of $261,788 to reflect future income taxes.
6 The Net Income in the fourth quarter of 2010 reflects a year end adjustment of $198,082 to reflect future income tax recovery.